FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated February 12, 2009

Commission File Number 1-15148

PERDIGÃO S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

760 Av. Escola Politecnica

Jaguare 05350-000 Sao Paulo, Brazil

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):              Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 12, 2009

PERDIGÃO S.A.

	By:	/s/ Leopoldo Viriato Saboya
		Name:	Leopoldo Viriato Saboya
		Title:	Financial and Investor Relations Director

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Management and Related Person Negotiation January 2009
99.2	Announcement to the Market February 11, 2009
99.3	Extract from the minutes of the 50th Extraordinary Meeting of the Board of Directors, February 4, 2009
99.4	Notice of Convening Extraordinary General Meeting, February 11, 2009
99.5	Proposal of the Board of Directors to the Extraordinary General Meeting to be held on February 27, 2009, dated February 11, 2009
99.6	Protocol and Justification for incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A.
99.7	Appraisal Report, February 4, 2009
99.8	Opinion of the Fiscal Council on the incorporation of Perdigão Agroindustrial S.A. by Perdigão S.A.
99.9	Calendar of Corporate Events